SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

EMBRATEL PARTICIPAÇÕES S/A
Joint stock corporation under Brazilian law, registered as a Corporate Taxpayer with the Ministry of Finance under No. CNPJ/MF 02.558.124/0001-12
State Company Registration No. NIRE 3330026237-7

MINUTES OF BOARD OF DIRECTORS MEETING
Free Translation from Portuguese Original

DATE, TIME AND PLACE: March 17, 2004 at 3:15 PM at the registered offices, located in the City of Rio de Janeiro , Capital of the State of Rio de Janeiro (RJ), at Rua Regente Feijó, No. 166/1687-B - in the downtown district (Centro).

PARTICIPANTS: All the members of the Board of Directors; the members of the Statutory Audit Committee, Messrs. Edison Giraldo, Douglas José Scortegagna and Ruy Dell'Avanzi; and Messrs. William J. Ballantyne and Antonio Carlos Brandão de Souza, representatives of the Company's Independent Accountants - Deloitte Touche Tohmatsu Auditores Independentes.

AGENDA: 1) Approval of the Management Accounts for the year ended December 31, 2003 .Pursuant to Article 142, paragraph V, of the Brazilian Corporation Law (No. 6404/76), the Board Members analyzed and, after considerable discussion, voted to unanimously approve the Annual Report of Management, Financial Statements, Proposal for Allocation of Results and Report of Independent Accountants. 2) Approval of the Company's Capital Budget .. Unanimous approval was granted to the Company's Capital Budget for financial year 2004, as proposed by the executive officers. 3) Ratification of payment of remuneration to the Company's administrators for the year 2003. The Board Members unanimously decided to ratify payment of remuneration to the Company's administrators for the year 2003 within the limit of the overall total remuneration for Company administration approved at the Annual General Meeting of Stockholders held on April 17, 2003. 4) Calling of Annual General Meeting of Company Stockholders. The Board Members approved the proposal for calling the Annual General Meeting of Stockholders, to be held April 20, 2004 or on any date to be defined by the Company's President, based on the following Agenda and General Instructions: (i) take delivery of the management accounts, examine, discuss and vote on the financial statements; (ii) decide on allocation of the net income for the year and distribution of dividends; (iii) elect the members of the Board of Directors; (iv) set the annual overall remuneration for Company administration; and (v) elect the members of the Statutory Audit Committee and set their respective remuneration. General Instructions: (a) Proxy instruments are to be deposited at the Company's registered offices within forty-eight (48) hours prior to the time the Meeting is held; (b) Stockholders participating in Fungible Custody of Stock Market Registered Shares who wish to participate at such Meeting are to submit a statement issued at least two (2) days prior to the time the meeting is held, containing their respective equity stake. (c) In the manner provided by Normative Instruction No.165 issued by the Brazilian Securities Commission (CVM) on December 11, 1991, as worded by Article 1 of CVM Instruction No. 282 of June 26, 1998, the percentage for requiring multiple voting will be five per cent (5%) of the voting capital.

There being no further business to attend to, these Minutes were drawn up and signed by the Board Members participating at the meeting.

Rio de Janeiro , March 17, 2004.

___________________________
Daniel Eldon Crawford - Chairman

_____________________________
Dilio Sergio Penedo – Vice-Chairman

_____________________________
Jonathan Clark Crane

_____________________________
Jorge Luis Rodriguez

_____________________________
Edson Soffiatti

_____________________________
Antonio Carlos Tettamanzy

______________________________
Joaquim de Sousa Correia

______________________________
Cláudia de Azerêdo Santos
Secretary-General

Members of the Statutory Audit Committee:

__________________________________
Edison Giraldo

__________________________________
Douglas José Scortegagna

__________________________________
Ruy Dell'Avanzi

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2004

Embratel Participações S.A.

By:	/S/ Daniel Eldon Crawford
Daniel Eldon Crawford Title: Vice President & President of the Board of Directors

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.